September 19, 2024

Robert Reffkin
Chairman of the Board of Directors and Chief Executive Officer
Compass, Inc.
110 Fifth Avenue, 4th Floor
New York, NY 10011

       Re: Compass, Inc.
           Definitive Proxy Statement on Schedule 14A
           File No. 001-40291
           Filed April 18, 2024
Dear Robert Reffkin:

      We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comment(s).

       Please respond to this letter by providing the requested information and/or confirming that you will revise your future proxy disclosures in accordance with the topics discussed below. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Definitive Proxy Statement on Schedule 14A
Pay Versus Performance, page 50

1. It appears that you have included the net income (loss) attributable to Compass, Inc. in column (h) of your pay versus performance table in lieu of net income
(loss) as required
       by Item 402(v)(2)(v) of Regulation S-K. Please include net income
(loss), as reported in
       your audited GAAP financial statements, in column (h) for all years covered by the table and revise your remaining Item 402(v) of Regulation S-K disclosure accordingly. Refer to
       Regulation S-K Compliance and Disclosure Interpretation 128D.08. Please note that you may voluntarily provide supplemental measures of net income or financial performance,
       so long as any additional disclosure is    clearly identified as
supplemental, not misleading,
       and not presented with greater prominence than the required disclosure. See Pay Versus
       Performance, Release No. 34-95607 (August 25, 2022) [87 FR 55134 (September 8,
       2022)] at Section II.F.3.
 September 19, 2024
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Charlotte Young at 202-551-3280 or Amanda Ravitz at 202-551-3412 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Disclosure Review
Program